UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 7, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Credit Suisse AG
(Registrant's Name)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-33434
Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the transcripts of the of UBS Group AG 4Q23

Earnings call remarks and
Analyst Q&A, which appear immediately following this page.

Investor update and fourth
quarter 2023 results

6 February 2024
Speeches by
Sergio P.

Ermotti
, Group Chief Executive Officer,

and
Todd

Tuckner
,
Group Chief Financial

Officer
Including analyst

Q&A session
Transcript.
Numbers for

slides

refer to

the investor

update and

fourth quarter

2023 results

presentation.
Materials and a

webcast replay are available

at
www.ubs.com/investors

Sergio P.

Ermotti
Slide 3 – Key messages
Thank you, Sarah and good morning,

everyone.
2023 was

a defining

year for UBS

as we

acquired Credit

Suisse in

one of

the largest transactions

in banking
history, setting a

new long-term

trajectory for

our franchise.

It was

also an

intense year

that required

exceptional
focus from all

of our colleagues during

periods of significant change

and uncertainty.

We stayed close

to our
clients,

helping

them

manage

a

rapidly

evolving

geopolitical

and

macroeconomic

backdrop,

as

well

as

the
turmoil that occurred

in the financial

system last March.

The strength and

stability of UBS provides

is a direct
result of our decade-long sustainable strategy, an unwavering commitment to maintaining a balance sheet for
all seasons, and a focus on risk and capital

efficiency.
For these reasons, clients reward UBS with their extended trust and confidence during periods of volatility and market uncertainty.

And it allowed UBS to credibly step

in and stabilize the Swiss, and wider,

financial system
by taking

over Credit

Suisse.

We have

acquired an

enterprise that

has suffered

from many

years of

unsustainable
capital allocation

and under-investment

in its

businesses and

control framework.

This resulted

in cost

and capital
inefficiencies,

significant

losses

and,

ultimately,

substantial

franchise

erosion.

However,

the

acquisition
accelerates

our

strategic

priorities

by

providing

UBS

with

a

complementary

client

base,

stronger

regional
presence, more

products and services,

as well as

many talented people. This

gives us great

confidence in our
ability to meet our ambitions and deliver long-term

growth and consistently higher returns.

Slide 4 – Stabilized Credit Suisse franchise and delivered

on 2023 financial priorities
We made great progress

on our plans

in 2023. We

successfully won

back, retained and

grew client assets

while
beginning the restructuring phase.

We have also

substantially reduced funding costs

and run down

non-core
books. In our first

full quarter as a combined

firm, we stabilized Credit

Suisse’s client franchises and achieved
underlying

profitability.

This

permitted

us

to

pay

down

the

extraordinary

liquidity

support

and

voluntarily
terminate the

loss-protection agreement

guaranteed by

the Swiss

government. We

also provided

important
clarity

for

all

of

our

stakeholders

as

we

finalized

our

target

operating

model.

Notably,

we

established

the
perimeter for Non-Core and Legacy and moved forward

with fully integrating our Swiss domestic operations.

Our progress

continued in the

fourth quarter.

We maintained

momentum with our

clients, with

22 billion in
net new assets in GWM, bringing our total to 77 billion since the closing of the acquisition. In the quarter, we also cut another 1

billion in exit-rate gross

costs as we move

forward on our

restructuring plans. Nearly 80%
of Non Core and Legacy’s 12 billion decline in risk weighted assets in the second half was driven by our active wind-downs.

We

achieved

all

of

this

while

maintaining

our

capital

strength.

Our

CET1

capital

ratio

increased

to

14.5%,
helping us to build capacity for higher capital returns while, at the same time, preparing to absorb integration charges and

tax inefficiencies.

A great

- and

often overlooked

- measure

of the

Group’s

resilience and

self-
sufficiency

is

our

total

loss-absorbing capacity,

which now

stands

at

200

billion. Given

the

ongoing debate
following the events of last March, this is particularly

relevant to me.
Lastly, let me highlight some things I am especially proud of, and which I believe is the essential driver of what will make this

successful journey

a great story. Our people

have embraced

both our culture

and the opportunity
ahead while collaborating

on the integration.

This will

allow us to

continue to

serve clients

and fulfil our

growth
initiatives. Before I take you through our plans for the next phase of the acquisition, I will hand off to Todd

to
cover our fourth-quarter results.

Todd

Tuckner
Slide 5 – 4Q23 underlying PBT of 0.6bn
Thank you Sergio and good morning,

everyone.
You’ll

recall that with our third quarter earnings, we introduced underlying performance metrics that strip out items that we

don’t consider

to be representative of

underlying performance

- primarily pull-to-par

effects from
the

purchase

price

allocation

process

and

integration-related

expenses.

In

this

respect,

when

assessing

the
progress

we

are

making

in

our

underlying

performance,

it

is

important

to

remember

that

our

underlying
operating expense baseline

is the combination of the

cost stacks of two globally, systemically important banks,
such

that our

underlying costs

in

absolute terms

remain

elevated, and

will

for some

time. This

quarter,

our
underlying performance also excludes a material

loss relating to our ownership interest in SIX Group.

In my remarks,

I will refer

to these underlying

numbers in US

dollars and compare

them to our

performance last
quarter, unless stated otherwise.
Starting with the P&L on slide 6

[edit: 5]. PBT in the fourth quarter was

592 million, a decrease of 322

million
from the third quarter, mainly driven by lower

client activity and

billable invested assets,

as well as the

UK bank
levy and a

US FDIC special assessment

relating to last year’s

US bank closures.

Credit loss expenses were

136
million this quarter, mainly relating to P&C and the IB.
On a

reported basis,

the fourth

quarter net

loss was

279 million,

including a

net tax

benefit of

473 million,
primarily resulting

from a revaluation

of our

deferred tax assets

as we

completed our

business planning

process.
As we continue to

execute on our integration plans at

pace and benefit from

seasonally higher client activity,
we expect substantial improvement in our first quarter

reported net profit as compared to 4Q23.
Slide 6 – 4Q23 underlying total revenues 10.4bn, down

3% QoQ
Moving to revenues on

slide 6. Group revenues decreased

by 3% sequentially to 10.4 billion, driven

by lower
recurring and net management fees on a reduced, average invested asset base, lower fair value and exit gains in Non-Core and Legacy, as well as decreased transaction-based revenues across the divisions.
Total reported revenues reached 10.9 billion, which

included 944 million

from pull-to-par and related

effects in
our core businesses. As

mentioned, we also marked down

our investment in SIX

by 508 million

to reflect the
lower valuation of SIX’s stake

in Worldline as well as SIX’s goodwill

impairment relating to its ownership

of the
Spanish stock exchange.
Slide 7 – 4Q23 underlying operating expenses

9.7bn, up 1% QoQ
Moving to slide 7.

Operating expenses for the

Group increased to 9.7 billion,

up 1%. Our combined

workforce
was reduced by around 4

thousand in the quarter,

bringing year-to-date reductions to 17

thousand, or down
11% versus the workforce

of both banks at

the end of

2022. These reductions

contributed to our

achievement
of around 4 billion in gross run-rate cost saves exiting 2023 when compared to the 2022 baseline.
Integration-related expenses

were 1.8 billion, of

which 794 million

were personnel-related, including

a pension
benefit equalization

charge of

245 million,

and 604

million from

real-estate and

technology asset

expenses.
The pension charge did not affect CET1 capital as we recorded an offsetting gain in OCI. On a reported basis,
including integration-related expenses, opex was

11.5 billion.

Slide 8 – Global Wealth Management
Turning

to

the

performance

in

our

businesses,

beginning

with

Global

Wealth

Management

on

slide

8.

As
mentioned last quarter, to align with peers, we now report net new money, plus dividends and interest, under the

label

of

net

new

assets.

We

will

also

continue

to

disclose

net

new

fee-generating

assets,

now

for

the
combined franchise.
We saw continued momentum in flows with 22 billion

in net new assets, with particularly strong performance
in APAC

and the Americas. We also attracted 16 billion of net

new deposits, with net inflows across both the
UBS and

Credit Suisse

platforms, and including

deposit inflows in

the Americas for

the first time

since 2021.
Despite the significant

outflows at Credit Suisse

in the first half

of 2023, we generated

around 54 billion of

net
new

assets

across

the

platforms

for

the

full

year,

as

we

stabilized

Credit

Suisse

and

grew

our

combined
franchise.
Moving on to

GWM’s P&L,

profit before tax

was 778 million,

down 31% sequentially, driven

by lower revenues
and higher operating expenses. Credit provisions were a 7 million release in the quarter.
Revenues of

5.4 billion

were 3% lower

with decreases

in NII and

recurring fees,

and with

transactional revenues
overall impacted by lower client activity,

but nonetheless strong on the UBS platform, up 10% year-over-year.
Net interest income

was down

2%, reflecting tapering

deposit mix

effects in the

US, and

ongoing deleveraging,
partially offset

by stronger

deposit revenues

on higher

volumes. Recurring

fees were

down 2%,

reflecting a
lower average billing base.
Operating expenses

increased 5% to

4.6 billion, mainly

due to the

FDIC special assessment,

litigation provisions
and higher

marketing and

branding costs.

Important to

note is that

we continue

to see

progress in taking

down
costs

across

GWM

where

we

are

integrating

Credit

Suisse.

Specifically,

in

the

parts

of

our

wealth

business
outside the

US, underlying

operating expenses

ex litigation

and FX

ticked down

in the

quarter and

have dropped
8% compared to

2Q23 on an

exit rate basis.

In the

US, where

a year-over-year

comparison is more

relevant,
costs were down 2% ex financial advisor compensation,

the FDIC assessment and litigation.
Slide 9 – Personal & Corporate Banking (CHF)
Turning to Personal &

Corporate Banking

on slide 9.

In its first

full quarter since

the announcement

of the Swiss
decision at the end of August, P&C generated a

pre-tax profit of 794 million Swiss francs,

up 3%, with lower
revenues

more

than

offset

by

lower

operating expenses

and

credit

charges. As

I

highlighted last

quarter in
connection with

September trends, the

focus on win-back

and coverage alignment

across both Swiss

platforms
continues to

contribute to

strong financial

performance for P&C,

including over

7 billion

of net

new deposit
inflows in the fourth quarter and revenue resiliency.
Net interest

income was down

1%, as

the benefits from

deposit inflows and

higher rates were

slightly more
than offset by the effects of lower loan

volumes and clients shifting deposits

into higher-yielding products. We
expect NII

for

P&C

and

GWM

combined, and

in

US

dollar

terms,

to be

roughly

flat

sequentially in

the

first
quarter,

with higher rates broadly offsetting

the residual effects of

deposit mix shifts and

the initial impact of
financial resource optimization, which Sergio and I will cover in greater detail shortly. Non-NII revenues in P&C
declined

by

11%,

mostly

driven

by

transaction-based income,

including

lower

client

activity,

particularly

in
Corporate and Institutional Clients.
Credit loss expenses

in the quarter

were 72 million

Swiss francs, mainly

related to defaults

across several names
on the Credit

Suisse platform,

and from aligning

provisioning approaches pertaining

to Credit Suisse’s

watchlist
credits. I would also note that

PPA adjustments have reduced the level of CLE this

quarter. While we have now
substantially

aligned

provisions

and

methodologies

across

both

books,

we

could

see

a

continuation

of

the
elevated levels of CLE in P&C for the foreseeable future

given Credit Suisse’s higher historical credit risk profile
and the current economic environment. Opex dropped by 5% on

lower personnel and real estate expenses.

Slide 10 – Asset Management
Moving to slide 10.

Underlying PBT in Asset Management increased

16% to 180 million on

seasonally higher
performance fees

and from

gains on

disposals that

closed in

the quarter,

notably our

joint venture

in South
Korea.

Net

management

fees

were

down

slightly

on

lower

average

invested

assets

in

the

quarter.

Opex
increased 4% to 625 million, mainly from higher personnel

expenses and litigation charges.

Net

new

money in

the

quarter

was

negative

12

billion,

predominantly

from

two

large

outflows

in

indexed
equities, while we continue to see client

demand for SMA and Private Markets capabilities.
Slide 11 – Investment Bank
Turning to the Investment Bank on slide 11. As we said last quarter, since the IB has taken on only select parts of Credit

Suisse’s investment

bank, we

continue to

consider year-over-year

comparisons to

be instructive

in
describing the performance of the business,

in particular regarding revenues. The operating loss of 280

million
primarily reflects 34% higher costs, mainly personnel and technology related, while revenues from onboarded
Credit Suisse staff are only beginning to build.

Underlying revenues, not including 277 million of pull-to-par accretion and other effects, increased 11% year-
over-year

to

1.9

billion.

Global

Banking

revenues

increased

69%

with

fee-pool

outperformance

across

key
products and across all regions and particular strength in leveraged and debt capital markets, as well as strong
performance in

the Americas.

Global Markets

revenues were

down 4%,

reflecting declines

in Rates

and FX,
more than offsetting

growth in equity

derivatives, cash equities and

financing, the latter of

which topped off
its best full year on record. I

should highlight that cash equities gained global market share over the course of
2023.
During the fourth quarter we completed the Credit Suisse

banking team integration, which is already showing
in our M&A

pipeline. Similarly,

for Markets, we expect to

substantially complete onboarding of

the team and
the majority of its

trading positions to UBS infrastructure

by the end of

1Q. With improving market activity,

a
growing banking pipeline and

advanced progress on integration,

we expect the IB

to return to profitability

in
the first quarter.
Slide 12 – Non-core and Legacy

Moving

to

Non-Core

and

Legacy

on

Slide

12.

Underlying

PBT

was

negative

977

million.

In

the

quarter

we
reduced

RWA

by

6

billion,

with

three

quarters

of

the

decrease

from

active

wind-down.

LRD

dropped

by
19 billion, and is down one-third since 2Q23.
Revenues were

162 million

in the

quarter.

As in

3Q, on

average we

exited positions

at or

above our

marks.
Credit loss expenses were negligible in the

quarter now that the majority of the NCL book is accounted

for at
fair value.

Notably,

underlying opex

was down

9% as

we continue

to reduce

headcount. Integration-related
expenses of 749 million consisted mainly of

real estate impairment charges.

Slide 13 – Maintained capital strength with CET1 ratio

comfortably above guidance

Moving

to

CET1

capital

and

RWA

on

Slide

13.

Our

capital

position

remains

strong,

with

capital

ratios
comfortably above our guidance and

regulatory requirements. The CET1 capital ratio improved 10

basis points
to 14.5% as the negative

impacts from the reported loss

and dividend accruals were more

than offset by RWA
reductions ex-FX and a net write-up of temporary difference DTAs.

Both CET1

capital and

RWAs

were

significantly impacted

by currency

translation, which

broadly

offset each
other in the CET1 capital ratio. Currency

translation effects also accounted for more of

the 80 billion increase
in LRD this quarter.

We also retained

higher HQLA to underpin increased deposit balances and to address the
new Swiss liquidity requirements that just took effect. I

will return shortly to comment on how we’re thinking
more broadly about capital,

liquidity and funding,

as we work

towards delivering our

financial ambitions

by the
end of 2026.
Let me also briefly

touch on a

few reporting changes we

are implementing from the

first quarter of

2024. First,
we are transferring the

high net-worth client segment from

the Swiss Bank of

Credit Suisse to Global

Wealth
Management to best meet our clients’ needs and

align to UBS’s divisional structure. These clients represent an estimated 60

billion in

invested assets

and 550

million in

annual revenues.

Second, and

as I

highlighted last
quarter,

we are pushing out to our business divisions substantially all balance sheet, equity and P&L items that were previously retained

centrally.

We will restate

2023 to ensure comparability and

publish an updated time
series ahead of 1Q results.
With that, I’ll hand back to Sergio for

the investor update.

Sergio P.

Ermotti
Slide 15 – Attractive business model with unique

global asset gathering businesses

Thank you, Todd.

For more

than a

decade, UBS has

stood out

among its G-SIB

peers for its

favorable mix of
businesses and unique model.

Our global asset gathering

operation and Swiss

universal bank are at the

core of
our strategy, and they are complemented by our capital-light

Investment Bank. Since 2012,

our ambition to be
the world’s leading

global wealth manager

has served us

well, allowing us to

generate over 50 billion

in capital
for shareholders through the end of 2022, while also

investing in sustainable, long-term growth.

Slide 16 – Accelerating our strategy by enhancing

client franchises, capabilities and scale
The

Credit

Suisse

deal accelerates

our

strategy.

We

are

the

only truly

global wealth

manager with

nearly 4
trillion in invested assets across a client franchise that would be nearly impossible to replicate. Globally,

GWM
clients benefit from our unparalleled

advice, products and services.

We are the number one wealth

manager in
Switzerland, EMEA

and APAC.

In these

regions, our

invested assets

have grown

by at

least 50%

due to

the
acquisition – the

equivalent of a decade

of growth. In

the Americas, we

are a

top player in

the U.S., and

are
number one in Latin America.

The acquisition is

also reinforcing our

position as the

number one universal bank

in Switzerland. This

is not a
function of our size or market share, but the clear result of the value we bring to our clients through our one-
firm approach,

expertise and global

reach that

is particularly important

to our

large corporate and

Small and
Medium Enterprise clients.

With 1.6

trillion in

invested assets,

Asset Management

has improved

our competitiveness

globally and

expanded
our presence in growth markets. We have strengthened the value provided to clients through complementary
products across key asset classes.
In the Investment

Bank, we are

reinforcing our

competitive position with our

key clients. We

will continue to
build durable

and profitable

market share

in the

areas that

differentiate UBS

for our

clients, while

now deploying
a smaller proportion of the Group’s financial resources, compared to pre-acquisition levels.
Slide 17 – Executing to capture long-term growth and value creation

We finished 2023 with strong momentum in terms of our

integration timeline. While we have full confidence
in our ability to fulfil

our goals, we are not

complacent about the

magnitude and complexity

of the task ahead.
Given

the

evident

structural

issues

with

Credit

Suisse’s

business

model

and

lack

of

profitability,

there

is

a
significant amount of restructuring and optimization that must take place over the next three years before we can harvest the full benefits of the combination.
As we previously communicated, during

2024 and 2025, we will

incur substantial integration-related expenses
as we materially restructure and remove duplication across our operations. The Non-core and Legacy portfolio will continue to be a meaningful drag on our results as it is actively unwound. In addition, over the next three
years, Credit

Suisse’s core

businesses will

also continue

to require

balance sheet

optimization. While

we will
sacrifice some

reported profitability

and growth

in the

short-term, we

are convinced

this will

improve the

quality
of our long-term growth trajectory, and bring greater cost and capital efficiency. As a result, we are reiterating
our targets to realize

an underlying return on CET1

capital of around 15% and

cost/income ratio of less than
70% as we exit 2026.

Slide 18 – Restructuring and delivering on integration

milestones by end-2026
As I’ve said

before, 2024 is

a pivotal year

for UBS. We

are taking a

staged approach in our

execution plan to
minimize the

risk of

disruption for

clients and

employees. With

over six

thousand deliverables

over the

next
three years, the task

is not as simple

as the illustrative

overview you see

on slide 18.

We expect to complete

the
merger of our parent banks

and establish a single

US IHC by the

end of the first

half of the year. The merger of
our Swiss entities should occur

before the end of the third quarter. Completing these key milestones will allow
us to realize the associated cost, capital and funding benefits. These significant legal-entity mergers are a pre-
requisite for

the first

wave of

client migrations and

will allow

us to

begin streamlining

and decommissioning
legacy platforms

in the second

half of 2024.

This process will

continue into

2025 before we

begin the

transition
towards our target state in 2026.
Slide 19 – Building capacity to invest and achieve

<70% cost/income ratio by end-2026

Again,

I’m

sure

we

all

appreciate

the

significant

costs

associated

with

running

and

combining

two

G-SIBs,
including one that

is still structurally

unprofitable. This is

why a pure

integration cost journey

is not enough.

We
also need to deeply restructure to get to an appropriate cost base.

Therefore, the

realization of our

integration plans and

the run-down of

the Non-core

and Legacy portfolio

is
expected to result

in around 13

billion in gross

cost reductions by

the end of 2026.

In addition to supporting
our cost/income

ratio target,

this decrease

also provides

us with

the necessary

capacity to

enhance the

resilience
of our combined infrastructure.

It will also allow us

to continue to drive

enduring growth by investing

in talent,
products

and

services.

We

will

focus

on

improving

the

client

experience

and

lowering

the

cost

to

serve

by
leveraging our already-leading technology proficiencies.

Slide 20 – Optimizing financial resources to enable sustainable growth and higher returns

Another key

driver of

value creation

will come

from improved

use of

our financial

resources. Obviously,

the
most prominent

example is

the Non-core

and Legacy

portfolio, where

we expect

our

wind-down efforts

to
result in a

capital release of over 6

billion by the end

of 2026. Of equal

importance, we need to optimize

the
utilization of financial resources across the core businesses to improve returns on risk-weighted assets.

As you can

see on the

slide, Credit Suisse’s

capital efficiency and

profitability were compromised

in recent years
by capital intensive exposures, underpriced resources and

products, and hurdle rates that were

not aligned to
underlying risks. While

in the

short-term, it will

be difficult

to produce the

best-in-class returns that

UBS had
previously,

our aim is

to narrow the

gap in a

reasonable timeframe. This

will require

re-pricing and/or exiting
low returning exposures. We will also

remain disciplined to ensure that pricing

reflects the underlying risks and
the value

of the

advice, products

and services

we provide.

As we

do this, we

will expect

to capture gross

inflows
in GWM and

P&C as we

prioritize relationships where we

provide more

holistic client coverage. As

I said, we
assume that our

actions to improve

capital efficiency will

result in

a lower growth

trajectory through 2025, a
necessary trade-off to create long-term value.
Slide 21 – GWM – Building on our unrivaled global

scale and footprint

Now, moving to our

medium-term priorities and ambitions for our business divisions, starting with GWM. We have robust

momentum

across our

entire platform

and our

top objectives

are to

stay close

to clients

and improve
advisor productivity. In Switzerland,

EMEA and

APAC, we expect

PBT margins

to eventually

exceed 40%

in each
of

these

regions

as

we

capture

the

benefits

of

our

fortified

leadership

positions

and

integration-related
synergies.

While

our

U.S.

wealth

management business

will

profit

from

our

strengthened

Investment

Bank

and

Asset
Management franchises, it is not directly benefiting from increased scale related to the acquisition. Therefore,
we need to keep

working on improving our

profitability. Over the next three years, we

will organically invest

to
institutionalize our

platform by

building

out

our

core

banking

infrastructure

to

provide

clients

with

a

more
comprehensive loan

and deposit

offering, and

by rolling

out more

products and

services to

Ultra High

Net Worth
and family and institutional wealth clients.

We

will

further leverage

our

advisory

capabilities through

our

global CIO

platform. In

particular,

we aim

to
provide our international clients who have interests in the U.S.

with more access to our American advisors and
products. We

will also

continue to

invest in

our infrastructure

to augment

the user

experience and

improve
productivity. We expect PBT margins in the

U.S. to remain in

the low double

digits in the

near-term, but we are
confident that the actions

we take will help produce

mid-teens profit margins by

the end of 2026.

This will put
us in a position to explore opportunities to further

narrow the gap to our peers.

Slide 22 – GWM – Ambition to surpass 5trn

of invested assets over next five years
Our actions will

allow GWM to

attract around

100 billion in

net new

assets per annum

through 2025

as we
expect

to

continue

growth

in

our

platform

to

partially

offset

by

outflows

related

to

the

capital

efficiency
initiatives I

described a moment

ago. From

2026, our

aim is

to build

to around

200 billion in

net new

assets
annually by

2028. Overall,

this level

of organic

growth over

three years

would nearly

add up

to the

Credit Suisse
franchise we

just acquired,

and will

power our

ambition to surpass

5 trillion

in invested

assets. Greater

scale
alongside our cost and capital efficiency measures will support GWM’s ability to achieve improved profitability with an expected underlying cost/income

ratio of less than 70%.
Slide 23 – P&C - #1 bank in Switzerland with unparalleled

reach and strong returns
In Switzerland,

we are the

leading bank for

multi-nationals and

SMEs, and

we also

serve more than

one in three
households. To

reiterate, our uniqueness

is not driven

by size, but

by our ability

to provide

these clients with
access to innovative products, solutions, digital applications and global footprint.
In

recent

years,

P&C’s

consistent

investments

to

improve

the

client

experience

and

boost

efficiency

has
supported steady

growth and higher

returns. We will

replicate this playbook

for our

combined client

franchises.
Meanwhile, we

will lower our

cost to serve

by streamlining our

operations, decommissioning

legacy technology
platforms and removing branch duplication. Our ambition is for P&C to report a cost/income ratio below 50%
as we exit 2026.

Slide 24 – AM – Improved positioning across key asset classes and growth markets
In Asset Management, we

are building on

our differentiated offering

in Sustainable Investing and SMAs

with
an expanded Alternatives platform, which includes new capabilities in Credit.

Our aim is to keep

growing our
higher margin products, and capture

the benefits of our increased

scale in customized Indexing and a

deeper
regional footprint. We will

do this while building

on our strong partnership with

Global Wealth Management
to drive growth.

While

our

improved

strategic

positioning and

product

offering

will

help

us

meet the

evolving

needs

of

our
clients, we

are not

immune to

structural issues

facing the

asset management

industry. This makes

the realization
of cost synergies

a critical component

of our plan to

get to a

cost/income ratio below

70% by the

end of 2026,
while self-funding investments for growth and efficiency will be delivered.

Slide 25 – IB – Enhancing client offering while maintaining

capital discipline
The

acquisition

has

added

capability

that

were

already

of

strategic

importance

for

our

Investment

Bank.
Therefore,

in terms

of strategy,

clients’ priorities

and risk

discipline, nothing

changes. In

Global Banking,

we
have significantly strengthened our coverage and product teams in growth markets that are aligned to GWM, notably the

Americas

and APAC.

We

have

reinforced

our

leading

position in

Switzerland. And

globally,

we
expect our broader

and deeper solutions across

M&A, Equity Capital Markets

and Leveraged Capital Markets
to

drive

profitable

market

share

gains.

We

are

already

seeing

the

benefits with

notable

mandate successes
across the globe.
In Global Markets, we are bolstering core products and services that are most relevant to our clients, including
Electronic Trading,

Financing and

Equity Derivatives.

Our award-winning

Equities and

FX franchises

will now
serve an even larger and broader client base, also supported by our strengthened Global Research coverage of
the most relevant and fastest-growing sectors. By deploying its products and services across a more diversified institutional,

corporate

and

financial

sponsor

client

base,

in

addition

to

the

improved

connectivity with

our
clients in

GWM and

P&C, the

Investment Bank

is poised

to achieve

around 15%

return on

attributed equity
over the cycle. And it will do this while consuming

no more than 25% of the Group’s risk weighted assets.

Slide 26 – Non-core and Legacy – driving lower costs

and efficient capital release
As I mentioned before, the active run-down

of the Non-core and Legacy portfolio

releases capital, removes tail
risks

and

complexity,

and

reduces

our

cost

base,

allowing

us

to

improve

our

returns. We

have

made

good
progress to

date. We

have closed over

two thousand NCL

books, including full

exits of

several macro

books,
and are

largely closed

– we

have largely

closed our

non-core Cash

Equities, Convertibles

and Prime

Services
exposures.

To

date, we have

decommissioned around 150 of

NCL systems, and

retired nearly 20%

of its models.

As we
further

wind

down

this

portfolio, we

will

focus

on

economic profitability,

including funding,

operating and
capital

costs.

We

will

also

remain

focused

on

balancing

our

priorities

with

the

needs

of

our

clients

and
counterparties. Our

ambition is

for NCL’s

underlying loss

to move to

around 1 billion,

with the

residual portfolio
of total risk

weighted assets

accounting for around

5% of the

Group’s by the

end of 2026.

By the end

of 2024,
we expect combined risk – credit and market risk risk-weighted assets to be substantially below 40 billion.
Slide 27 – Balancing resiliency, growth and attractive capital returns
Capital strength has

been a key

pillar of our

strategy, and we remain committed

to maintaining

a balance

sheet
for all

seasons. We

expect to

operate with

a

CET1 capital

ratio of

around

14%. This

will provide

us

with a
substantial capital buffer

relative to our

minimum regulatory requirements

during the integration, but

also as
our capital requirements increase over time.

As

we

fund

growth

with part

of

our

retained

profits,

we

will

also

seek

to

calibrate the

proportion

of

cash
dividends versus buybacks. For

the 2023 financial year, we intend to propose an ordinary dividend of 70 cents,
a 27% increase

year-on-year. With respect to

our progressive dividend

policy, we are accounting

for a mid-teen
percentage

increase

in

2024.

We

also

plan

to

continue

to

distribute

excess

capital

to

shareholders

via
repurchases. In the short

term, it is

prudent to hold

off until the parent

bank merger is

complete in the

first half
of this year. Then, we expect

to resume buying back

stocks, with a target

of up to 1

billion dollars in 2024.

Our
ambition in 2026 is for total capital returns to exceed

pre-acquisition levels, with share repurchases most likely
being the biggest component.

Slide 28 – Rebuilding profitability while restructuring for sustainable growth
As you can

see from this

slide, in terms of

returns on capital, we

expect to build towards

our 15% return on
CET1 target

as we

exit 2026,

with 2024

still reflecting

the significant

restructuring and

optimization work

taking
place as we integrate Credit Suisse.

Our plan

is not

relying on

overly optimistic

market assumptions.

And, if

necessary,

we have

the flexibility

to
adjust our plans

as needed to

respond to

changes in the

underlying assumptions. When our

cost and capital
efficiency measures are behind us, we expect to increase – we expect our increased scale and enhanced client
franchises will position us to attain

sustainably higher returns, starting with a reported

return on CET1 capital
of around 18% in 2028.
With that, I hand back to Todd for more details on our plans.

Todd

Tuckner
Slide 30 – Our path to ~15% underlying RoCET1

by year-end 2026
Thanks again, Sergio. The strategic and detailed planning we’ve undertaken over the last several months now informs a clear path

towards our objectives

of generating an

underlying return on

CET1 capital of around

15%
and an underlying

cost-income ratio of

less than 70%

by the time we

complete the integration

of Credit Suisse
at

the

end

of

2026.

In

the

next

few

minutes,

I’ll

describe

the

ways

in

which

we

expect

to

achieve

these
objectives, offer details on trajectories, and comment

on how we’ll measure progress.
I want to emphasize that our plans are

based on the complex work required to restructure

a cost base that at
present supports the infrastructure of two G-SIBs, and to enhance the returns on financial resources deployed in our core businesses

that have been

diluted by the

acquisition. These significant

efficiency undertakings come
at a cost, whether

through integration-related expenses or somewhat

slower net new asset growth

while we
optimize the balance sheet

over the next few quarters.

Ultimately, the key to delivering our long-term financial
ambitions is the discipline we’re applying now in driving

cost and financial resource efficiency.
Moving to

slide 30,

which provides

an overview

of the

main drivers

of the

expected return

on capital

uplift
between now and the end of 2026. Our financial ambitions are mainly dependent on controllable factors and market assumptions

that are

in line

with consensus,

rather than

blue-sky scenarios.

Our focus

is on

building
high quality and

sustainable revenue streams

to support healthy

and attractive returns over

the long term.

In
this respect

we’ll drive

most of

the improvement

over the

integration timeline

by right

sizing our

cost base,
optimizing financial resources, and normalizing the tax

rate.
Importantly,

by

building our

plans

primarily around

cost and

resource

optimization, we

retain

flexibility and
optionality in execution. For

example, while we expect

to continue investing for growth

in our core businesses,
we

have

discretion

to

pace

this

spend

in

case

markets

are

less

constructive.

Finally,

as

we

progress

with
simplification

of

our

legal

entity

structure,

we’ll

see

additional

support

to

our

capital

returns

from

the
normalization of the effective tax rate, dropping to around 23% by

2026.
Slide 31 – Revenue plans reflect enhanced capabilities

and improved productivity

Moving to details of our revenue expectations, on slide 31. First, we believe GWM’s income outside of NII will be one

of the

main drivers

of our

growth. As

we expand

our GWM

invested asset

base and

enhance our

solution
offerings and

capabilities,

we expect

to increase

both recurring-fee

and transaction-based

income, with

stronger
net margins. By staying

close to our clients,

continuing to win back

assets, and offering differentiated products
and services to

help navigate challenging

market conditions,

we expect to

attract around 200

billion in net

new
assets

over

the

next

two

years

while

optimizing

returns

on

financial

resources.

Beyond

2025,

with

the
optimization work largely behind

us, we expect annual

net new asset growth

to build to

200 billion by

2028
and to surpass 5 trillion in assets under management

at that time.
In addition to growing our

asset base, we believe

we’re in a strong position

to offset some of the

structural fee
margin pressure visible in the

industry by leveraging a

unified shelf of CIO-led

products and solutions as

well as
increasing discretionary mandate penetration across our expanded client base. Further positive contribution to our

GWM

top

line

is

expected

from

transaction-based

fees.

This

growth

is

expected

to

be

driven

by

the
continued expansion of

distribution channels and

product capabilities,

including growing

and leveraging

our
successful

GWM-IB

joint

coverage

initiatives

as

well

as

broadening

our

scalable

transaction-based

advisory
offerings for high- and ultra-high net worth clients, and clients with professional markets expertise. On top of revenue improvement, we also believe we

can enhance GWM’s net margins and drive greater

returns overall,
by leveraging

the benefits

of increased

scale, realizing

cost synergies

from the

Credit Suisse

integration, and
emphasizing data and AI capabilities to improve advisor

productivity.

Second, in our

Investment Bank,

we’re well positioned

to achieve revenue

accretion relatively quickly, especially
as we’re selectively

adding key Credit

Suisse IB resources

directly to the

UBS platform.

As a result,

we accelerate
our IB

strategy by doubling

our Banking

presence in

the US

and building

on our market-leading

strengths in
Switzerland, EMEA and APAC. As the newly-onboarded bankers

return to full productivity over the

next 12-18
months,

we

expect

Banking

to

generate

almost

twice

its

baseline

revenues

by

2026,

assuming

supportive
markets. We

also aim

to drive

incremental client

flow across

Derivatives &

Solutions, Execution

Services and
Financing, with support from

around 400 Credit

Suisse colleagues joining our Markets

business. Additionally,
we

expect

continued

revenue

growth

in

the

IB

from

technology

and

resource

investments

we've

made

in
capabilities

such

as

Research,

FX,

prime

brokerage

and

equity

derivatives,

and

from

increased

connectivity
between the IB and GWM. We also price in a return

to more normalized markets vs 2023.
Moving to net

interest income in

GWM and P&C.

As I mentioned

earlier,

we expect NII

in US dollar

terms to
remain roughly

stable in

the first

quarter of

2024 versus

4Q23. As

we look

out beyond

the first

quarter,

full
year 2024 NII is

expected to decline

by mid-single digits

from annualized 4Q23

levels mainly on

lower rates and
as our financial

resource optimization measures

impact loan volumes.

Over the second

half of the

plan horizon,
we expect NII

to recover,

resulting from funding

cost efficiencies, stable

implied forward rates,

and improved
loan revenues. I’ll cover the steps we’re taking to drive

funding efficiencies in a few moments.
Rounding out the

revenue picture across

core businesses.

We expect stable

revenues in P&C,

outside of

NII, and
in

Asset Management,

as we

take actions

to offset

market headwinds

and potential

dis-synergies from

the
Credit Suisse acquisition while focusing these franchises on driving cost synergy realization and improvements in

operating

efficiency.

In

particular,

P&C

will

continue

its

focus

on

winning

back

flows,

improving

asset
efficiency,

and

defending

market

share

in

Switzerland

while

Asset

Management

embeds

new

investment
capabilities acquired from Credit

Suisse and continues its key

role in providing

advisory support to our Global
Wealth Management clients.

Finally,

in NCL,

we’re not

pricing in

revenue growth

as we

look forward,

as the

now largely

fair value

book
reflects our expectation of exit prices. The roughly 3.1 billion of PPA adjustments we made to the NCL accrual
book, before

we tagged

most of

the positions

as held

for sale,

are now

subsumed in

the marks.

Hence, we
expect NCL revenues in any given quarter from here

to be around zero with position P&L from

sales, unwinds
and marks, net of hedging

and funding costs, all to

be broadly offsetting. Of course, as

our first priority in NCL
remains taking out costs

and releasing sub-optimally deployed capital,

we’ll at times sacrifice

P&L on position
exits in pursuit of these aims.
Slide 32 – ~13bn of cumulative gross cost saves to be

achieved by year-end 2026
Turning

to costs on

Slide 32.

Of the

around 13

billion in

gross cost

saves we expect

to deliver

by the

end of
2026, around 4 billion, or one-third, are already reflected in our

2023 exit rate. By the end

of 2024, we expect
to generate

more

than 2

billion in

gross

exit-rate saves,

with more

towards

the latter

half of

the year

after
completion of the largest legal entity mergers. As indicated

on the slide, we expect to drive further

gross cost
saves of

around 4

billion by

the end

of 2025

with the

balance coming

out as

we exit

2026. The

non-linear
trajectory of cost

saves between 2023

and 2026 reflects

the intensity of

our integration work,

with the legal
entity mergers,

migration of

over a million

clients, and

decommissioning of

platforms requiring

significant levels
of workforce to execute against our timelines, especially

over the next 12-18 months.

As

we

progress

on,

and

ultimately

complete,

these

complex

aspects

of

the

integration,

our

resource
requirements for these various programs

of work will diminish, leading to considerable cost

reductions by the
end of 2025, when we expect to have delivered a substantial portion of our integration milestones. The back-
end portion

of our

cost save

plan relates

mainly to

completing hardware

and software

decommissioning, in
particular switching off

redundant legacy applications and

infrastructure. This includes the

applications in the
various support and control functions,

like Risk and Finance,

where the work is

naturally sequenced to follow
the completion of client-facing technology decommissioning. As

Sergio mentioned, we’ll re-invest part of

the
gross saves generated from the integration into enhancing

the resilience of our technology estate and

funding
organic business growth in our core divisions.
In terms of the

nature of the gross cost

saves, we expect that

roughly half will be personnel-related

costs as we

streamline

our

front

office

operations

across

businesses

and

deliver

synergies

in

our

support

and

control
functions.

The

remaining

balance

of

saves

will

be

derived

predominantly

from

hardware

and

software
decommissioning, real

estate

rationalization, and

reduced

service

requirements

from

external providers

and
contractors.
Moving to

integration-related expenses,

which we

expect to

total to

around

13 billion

by the

end of

2026,
including the 4 and a half billion

incurred to date. Our objective is to front-load these

expenses where possible
as they typically

pave the way for

run-rate savings. For example,

in real

estate, we’ve taken restructuring

and
impairment charges on select properties, reducing the

current run-rate cost of our footprint by 400

million per
year,

down 15%

from 2022

levels. This

save comes

as a

result

of taking

1 billion

in integration-related

real
estate charges through the end of 2023, with a payback

of 2.5 years.
This

said,

the

timing

of

integration-related

expenses

and

the

resulting

saves

vary,

depending

on

the

cost
category.

Some charges can

be provisioned upfront,

as in

the real

estate example, while

other provisions

are
recorded later,

like severance costs for personnel

whose services are required

until an integration milestone is
completed,

such

as

the

legal

entity

mergers

or

client

platform

migration.

While

we

remain

focused

on
accelerating

these

costs-to-achieve

future

savings

wherever

possible,

we

nevertheless

expect

to

recognize
integration-related expenses

over the

entire 3-year

planning horizon,

albeit with

as much

as 80

to 90%

incurred
by the end of 2025. Although

the timing will differ, we still expect total integration-related costs to be broadly
offset in

our pre-tax

P&L by

the recognition

of PPA

-related pull-to-par

revenue effects,

including the

portion
now in the NCL marks, as described earlier.

Slide 33 – Non-core and Legacy to be a key contributor

to Group net cost saves
Turning to NCL costs on slide 33. We expect around half of the Group’s planned 13 billion in gross saves, and
a

considerable majority

of

net

saves,

to

be

achieved as

a

function

of

running down

NCL’s

book

as

well

as
eliminating its broader

cost stack related

to Credit Suisse’s

complex legal entity

structure and its historical

G-SIB
status.

This

includes

expenses

associated

with

governing,

operating

and

maintaining

Credit

Suisse’s

many
regulated legal entities and branches. As I have highlighted,

the mergers of our largest group entities later this
year are expected to

enable further workforce consolidation and management de-layering. For reference,

our
target legal entity structure is presented in the Appendix.

Additionally, with complete exits of larger books of business in NCL, we expect to drive cost saves by reducing staff aligned

to the

unit and

eliminating expensive-to-maintain technology

applications and infrastructure.

In
this respect, we

expect the trajectory of

cost saves in NCL

to accelerate in the

second half of this

year and to
hasten

further

over

the

course

of

the

following

two

years

depending

on

the

timing

of

larger-scale

exits

of
position books.

Ultimately, our objective is

to limit

the cost

drag from NCL

to a

level substantially

below 1

billion
as we exit 2026, a drop of over 85% when compared to

its 2022 cost base.

Since the formation

of NCL after

the Credit

Suisse acquisition, we’ve

also taken steps

to reduce

the risk

that
any remaining

costs are

left stranded once

we stop reporting

NCL as

a separate segment,

expected in 2027.
We completed most

of this work

ahead of NCL’s

formation when

we reviewed the

way in which

Credit Suisse’s
Corporate

Center

costs

were

allocated

among

divisions.

As

part

of

our

planning

process

we

identified

an
additional 300

million of

such costs

that we’ll

reallocate to

the core

business divisions,

where they

are more
appropriately managed.

This change

will form

part of

the planned

restatements that

I

described earlier.

For
2024, we expect NCL to

incur underlying operating expenses of around

4 billion, generating a pre-tax

loss of
also around 4 billion in light of the zero revenue guidance I offered earlier.

Slide 34 – Balance sheet for all seasons remains the foundation of our success
Moving to our

balance sheet on

slide 34. Maintaining a

balance sheet for

all seasons is

key to everything

we
do. It gives

us the ability

to withstand financial shocks

and the flexibility

to support our clients

in all climates.
It’s especially critical

during this complex

integration process. As

highlighted earlier during

the fourth quarter
review, we’re maintaining appropriately prudent

capital and liquidity

levels while executing

the restructuring of
Credit

Suisse

and

preparing

for

new

regulatory

requirements.

This

is

also

the

case

for

our

key

operating
subsidiaries. With

these considerations

in mind, I’ll

now cover

how we think

about capital,

liquidity and funding
across the Group as we look out over the planning horizon.
Slide 35 – Strong capital position at group and pro forma combined parent bank level
First, capital. At the end of

4Q, the Group maintained a

going-concern capital ratio of 17.0%, over 200 basis
points above the current Swiss requirements, comprised of 14.5% in CET1 capital and 2.5% in additional Tier
1 capital.

Between 2026

and 2030

our going-concern capital

requirement is

expected to increase

by around
180 basis points to

16.7% as the effects

of the currently

larger balance sheet and greater

market share from
the Credit

Suisse acquisition are

phased-in. To

improve efficiency

of our

capital stack, we

intend to fund

this
increase

by

cost-effectively

building-out

the

permissible

AT1

bucket

over

time,

bringing

the

going

concern
capital ratio to around

18% while broadly maintaining

our CET1 capital ratio

at around 14%.

In this respect,
following last year’s successful raises, we expect

to issue up to 2 billion in AT1 in 2024.

A word

on going

concern capital at

our parent

bank, UBS

AG, on

a pro-forma

post-merger basis.

The main
take-away here

is that

we expect

a healthy

buffer over

regulatory requirements

on a

fully applied

basis and
even

without

the

substantial

regulatory

concession

historically

applied

to

Credit

Suisse

AG’s

investments in
subsidiaries. Any increases

in UBS

AG’s going-concern capital requirements

from greater

market share

and a
larger balance sheet will be funded in much the same way I described for the Group, and by being disciplined in right-sizing UBS

AG and its

subsidiaries. In terms

of gone-concern capital, I

would highlight that,

for now,
UBS AG’s

standalone requirement

serves as

the binding

constraint for

the Group.

As such,

we consider

the
Group’s current

substantial TLAC buffers

to be

appropriate, and, accordingly,

we intend to

replace maturing
TLAC at similar

tenors. Over time,

as we reduce

the leverage in

our businesses, we expect

to see the

level of
Holdco start to tick down, with some potential

to tighten average spreads in the back book.

On to liquidity

and funding. Beyond our

approach to TLAC

and AT1,

our strategic objective in

the context of
liquidity and

funding is

to balance

efficiency with

resiliency and

safety.

In this

respect, we

maintain liquidity
levels among

the highest in

the industry,

satisfying the more

stringent Swiss liquidity

requirements that

took
effect last month. At

the same time, we’ve begun executing on

a funding plan that drives

significant funding
cost efficiencies over the next 3

years, principally from reducing the size

of our balance sheet. Specifically,

we
expect

to

reduce

LRD

by

over

100

billion

at

constant

FX

via

the

wind-down

of

NCL

and

from

resource
optimization across our core business divisions, driving

down funding needs.

We also

aim to narrow

the structural funding gap

of the Swiss

entity inherited from

Credit Suisse, increasing
the self-sufficiency of

the post-merger Swiss

banking subsidiary.

In this respect,

deposits remain a

key source
of

funding.

We’ll

continue

to

focus

on

winning

them

back,

with

emphasis

on

stability

reflected

in

tenors,
products, and

counterparty selection. In

addition to applying

discipline on deposit

pricing, we expect

to take
actions to

optimize our funding

mix and drive

down costs, including

reducing our

levels of

OpCo by

making
further use of Swiss covered bonds

and tapping an expanded

variety of funding markets.

Overall, as a result of
lower funding

needs, diversified

and

more

stable funding

sources,

tighter issuance

spreads

relative

to 2023
levels, and disciplined deposit pricing, we

believe we can realize funding cost

saves of up to 1

billion by 2026
on top of the saves achieved last year. This is reflected in our long-term NII guidance that

I described earlier.

Slide 36 – RWA expected to decrease by ~35bn due to optimization and

NCL unwind
Let me now walk you through our RWA expectations over the next three years. In NCL, we expect the run-off of its book to

drive a decrease

in risk weighted assets

of 45 billion by

the end of 2026

bringing us to around
5% of the

Group’s total RWAs before

any further post-integration

de-risking. In

our core businesses,

we expect
Basel 3

to increase

RWA

by around

15 billion

beginning in

2025, primarily

from FRTB,

credit risk,

and CVA
changes in the final standard. The core

businesses are also expected to absorb

around 10 billion of additional
RWA, net of 14 billion from converting Credit Suisse’s risk models to the appropriate UBS standard.

I

would

also

highlight

that

we

expect

the

resource

optimization

work

we’re

undertaking

to

result

in

RWA
reduction

of

around

15

billion

in

the

core

businesses.

Importantly,

this

impact

can

vary

depending

on

the
availability

of

revenue-growth

opportunities driving

accretive

returns. All

told,

over

the

next

3

years, Group
RWA is expected to

drop from its current levels

by 35 billion

at constant FX,

freeing up around 5

billion in CET1
capital.
Slide 37 – Effective tax rate to reduce following key legal entity mergers
Turning to tax, on

slide 37.

As mentioned, we

expect to

operate with

a relatively high

effective tax rate

in 2024,
mainly due to

losses generated by

various Credit Suisse

entities, primarily in

Switzerland, the US

and the UK,
that cannot at present offset profits in

their counterpart UBS entities in the same jurisdictions. The legal entity mergers planned

for later

this year

will resolve

a considerable

level of

this inefficiency, driving

down our

effective
tax rate to around 40% by the end of 2024. Further optimization of our legal entity structure,

combined with
improved profitability and opportunities for tax planning, are expected to drive the effective tax rate to below
30% by the end of 2025, and finally to

our normal levels of around 23% in 2026.
In terms of deferred tax assets, our year-end 2023 balance sheet reflects recognition of around 3 billion in net tax loss DTAs, mainly relating to the US. Of those, we

expect to amortize around 0.5 billion against

profits and
convert around

2 billion

into temporary

difference DTAs

by the

end of

2025, seeking

to maintain

a balance
equal to

the eligible cap

of 10% of

our CET1 capital.

The remaining level

of recognized net

tax loss DTAs

of
0.5 billion, absent further planning considerations,

is expected to remain relatively stable over the near

term. It
is worth highlighting that the more modest level of tax loss DTAs expected over the next couple of years limits
the impact of one of the key differentiators between

tangible equity and CET1, signalling their convergence.

Slide 38 – Delivering on our priorities while creating

long-term sustainable value

Finally,

let me briefly

touch on how we

plan to communicate our progress

across the integration

timeline. As
you would expect,

demonstrating the headway

we’re making in our

cost reduction plans is,

and will remain, of
paramount importance. We intend

to regularly report

on developments, and to

track our performance vs the
opex and integration cost trajectories I described earlier,

even when we switch back to focusing on year-over-
year comparisons by 3Q24. NCL risk reduction

will continue to feature in our quarterly performance

reporting.
And we’ll periodically

check in on

where we stand

in terms of

key integration milestones, including

the legal
entity mergers, systems migration of client accounts and infrastructure decommissioning, as well as improving overall efficiency in the utilization of our financial resources.

With that, I hand back to Sergio

for his closing remarks before we move to Q&A.

Sergio P.

Ermotti
Thank you, Todd.
To

re-cap, we

are pleased

with the

progress we

have made

so far.

As you

can see,

and you

heard, we

have
detailed plans to achieve our ambitions.

We are in full execution mode. While our

progress over the next three
years will not be measured

in a straight line, our

strategy is clear.

With enhanced scale and capabilities across
our leading client franchises and improved resource discipline, we will drive sustainable long-term growth and higher returns.

We are

confident that by the

end of 2026

and beyond, this

will allow us

to deliver significant value

for all of
our

stakeholders.

Particularly,

our

clients

will

benefit

from

even

–

an

even

stronger

products

and

service
capabilities. Our

people will

have a

better platform

to grow

their careers.

And our

shareholders will

benefit
from

higher

capital

returns.

Last

but

not

least,

we

will

remain

a

reliable

economic

partner,

employer

and
taxpayer in the communities where we operate.
With that, let’s get started with

questions.

Analyst Q&A (CEO

and CFO)
Kian Abouhossein, JP Morgan
Yes. First of all, thanks for taking my questions. Looking at the slides, I can put together a revenue picture as
you're giving some details around return on risk-weighted assets in the long term, as well as your risk-
weighted assets overall absolute. So, I get to

about $48.5 billion of revenues, which implies around 70%

cost
income of $34 billion. And clearly, first of all, I wanted to see if the revenue assumption that I'm making here
calculation is reasonable and what underlying scenarios

you use to calculate that. And secondly, on the cost
side, clearly, even if I assume some kind of growth rate in kind of cost inflation, I still see that most of the cost
savings come from your legacy non-core reductions. So, it looks like a lot of flexibility. So, can you talk a little
bit about – is my calculation correct to some extent?

And secondly, how should I think about the cost
flexibility as it seems to mainly come from Non-core and Legacy?

That's the first question.
If I may, just secondly,

on the Investment Bank. You're clearly making a big investment push, and here I want to understand at what point do you see delivery

has to be achieved. I think you mentioned

end-2026 in terms
of revenue improvement, but is there any milestones that have to be achieved order to illustrate that this cost
income will continuously improve not just in the first

quarter?
Todd

Tuckner
Thanks for your questions. Let me take the first.

So, I think in terms of the way you're thinking about

it, I'd
say the key is to think about a cost income

ratio below 70% is really the driver as we

exit 2026. You know,
the revenue picture that we gave, as I commented, is not

based on blue sky scenarios. You see that for two of
the core business divisions, we effectively priced in, you know, flat revenue growth. NCL, we priced in flat
revenue growth. We talked quite, you know, I think appropriately about what we would expect from GWM as it improves its asset base. And of course, on the

IB, coming from a low 2023 and given the onboarding of
the Credit Suisse bankers we discussed and getting them

productive over the next 12 to 18 months, one
could see that our revenue picture is, you know, is appropriate in that respect and not toppy.
That said, you know, when you look at, say, the return on RWA, which is I think what you used as a basis, you know, that is certainly our ambition is to do the financial resource optimization to improve our – the ratio
of revenues over RWA, and that's clearly something we know we need to

do. You saw in the depiction of
how dilutive the CS revenues have been on that metric.

So clearly, we're going to keep working on that. But
the key really to take away here is that, you know, as both Sergio and I said, we have the flexibility to, you
know, pace the reinvestments of the $13 billion in gross cost saves depending on how that revenue trajectory
develops. So, for us, that's really the key, maintaining less than a 70% cost income ratio. That's where the
discipline comes in and as I said, pricing in what

is an appropriate revenue picture and just ensuring we keep
to the gross cost saves and then we could pace the

reinvestment as appropriate.
Sergio P.

Ermotti
Kian, vis-a-vis your second question on the

IB, I think of course we do expect the

onboarded resources,
particularly in the banking part of the business,

to start to ramp-up to average productivity of the

incumbent
UBS bankers. And that will happen and

is already happening, to be honest, because we

have been observing
good mandates winning. Of course, now what

we need is the second condition how do

I – first one is do we
win mandates? Do we get tractions? And the

answer is clearly yes. So, I'm very pleased with

that outcome.
Now, the most difficult question to answer is, is the market going to be there to support monetizing those
mandates? And you know what's going on.

It's very difficult to predict the near future. So, past a very, very hard 2023 but the momentum is very good. So,

I do think that is important to measure that.

The other observation I tried to take on

executed transaction will be are we gaining market

shares? How do
we do relatively to our competitors? A third element which

is very important for me, how is the IB
contributing to the value creation in our Wealth Management

and P&C businesses because it is very, very
important, is a pillar, is a very important driver and particularly now in the US but also for example in
Australia, but also in APAC, in general. We can drive this real value creation by working closer together. But lastly, it will be over the cycle, can they deliver return on allocated equity, as we've said, as a target? So, it's a set of short-term and medium-term and long-term

measures that we will use, but I'm confident that

the
trajectory we had in the last seven, eight years,

which has volatility elements, will continue

but in a way that
accrue value to our shareholders and clients.
Kian Abouhossein, JP Morgan
Thank you.
Chris Hallam, Goldman Sachs
Thanks. So, first, on slide 28. If I zoom in on

2026, you've guided to an exit run rates

of 15% return on core
Tier 1. But for the year as a

whole, you flagged double digit, which I guess

is sort of 10% to 12%. So, just
wondering if there's something specific happening later

towards the end of 2026 that's causing a sort

of big
jump up in profitability or perhaps whether I'm just

being a bit too pessimistic on assuming

that double digit
means 10% to 12%? And then second, on distribution.

We have the details in terms of what you want to do
on the dividend this year, also the comments you've made on buybacks for 2024 and for 2025, but I was just
thinking about how you think about the

overall payout ratio longer term, 2026 onwards, and

the split in that
between dividends and buybacks.
Todd

Tuckner
Hey, Chris. So, on the first, I think what's that dynamic is effectively the benefit of having the full year of
2026 absorb all the savings that, you know, we're working super hard at to achieve over the next two to
three years. So, during the course of 2026, we're still going to be taking significant cost out. In particular, the
expectation is more in the middle and back office where, as I mentioned,

you know, things are sequenced a
bit. You know,

we have to get the client tech decommissioning

done and you'll start to see sort of

a lot of the
middle and back office functions, including semi-owned,

where we'll see more of the cost take-out in the
latter part of the journey. And so, what you're seeing really priced in at the end of

226 is the full harvesting,
effectively the complete cost income story whereas in

2026 in-year, of course, you know, you're just having
the averaging effect over the course of the year.
Sergio P.

Ermotti
Yes, Chris. On buyback, of course, in 2026 we're going to have to factor in different considerations. But generally speaking, I would say that

we want to continue to have a good mix.

I think that our progressive
dividend policy is extremely unlikely to change over the

long term. So, I think that we want to

continue to
deliver a cash dividend growth every year. The pace will be a function as well of where the stock trades,
right? So, I mean, at the end of the day, there is an element of balancing cash versus stock depending on
where the stock trades.
Having said that, I do recognize that also from a prudential and capital management standpoint of

view,
share buybacks offers more flexibility, right? So, what we want to always make sure that our cash dividend is sacrosanct and our progressive policy is also very, very important. Therefore, we always want to measure this in two ways. Our dividend will be then benchmark

also in respect of making sure that we have an attractive
story for more yield focused equity investors.

Jeremy Sigee, BNP Paribas Exane
Thank you. And apologies, my video is not

working actually so I'm audio only. So, sorry for that. Two
questions if I could. So, I think what you said about

RWA reductions is very welcome, you know, and the
target of $510 billion in the medium term

and that frees up a lot of capital, which is really great to hear.
You've talked about optimization outside Non-core, so within the core divisions, and I just wonder if you
could sort of talk about that a bit more. Just

give us some examples of the kind of lazy assets

that you think
you can cut. So, that's my first question.
The second one is back on the capital returns.

You talked about 2024 and you talked about 2026 on the
buybacks and I just wondered in terms of how we

think about what you might be able to

do in 2025. Is 14%
CET1 the relative – the relevant thresholds? Are there other constraints that will constrain you in terms of
what buybacks you can do in 2025? So, does

it have to wait for the Swiss integrations to

be done? Does it
have to wait for non-core milestones? If you just

could talk about the constraints that would affect that,

that
would be great.
Todd

Tuckner
Okay. Hi, Jeremy.

So, on the first in terms of RWA reduction, you were looking for examples in terms of
optimization in the core. So, I'd say, you know, the classic example would be where on, say, on the Credit
Suisse side. In Wealth Management, to give an example,

we are inheriting a situation where there was just
say a loan relationship between the bank and a client.

And perhaps, you know, we weren't bringing to bear
the holistic client array of services that is our

expectation to sort of do. Now, it's been the blueprint for us in
UBS. GWM. And so, that's just an example

where you have kind of a monoline is a simple example

of that.
Another example could be pricing. So, you

might not be getting the pricing for

the risks that you're effectively
taking with respect to that financing. So, I think those

are two examples where, you know, we need to do
work to ensure the holistic client coverage is brought to

bear in a given situation or we're looking at pricing
opportunities in particular cases.
Sergio P.

Ermotti
Yeah, Jeremy,

in respect of share buyback in 2025, I think it's a

little bit early to discuss that. But I would say
that first of all, the integration, the Swiss topic,

is a 2024 matter. So, by mid-2024 or during 2024 latest, we
know exactly how we manage the integration of

the parent company, the US entities and the Swiss
operation. That will so in 2025 is unlikely to

play a role in our capital return policies. The 14%

is a good
assumption. And what we mean by around 14% means

13.8% to 14.2%, not 14.5%. When we have excess
capital, well above the 14% is because we

are creating the buffer to do share buyback, to offset temporary timing differences between cost to achieve in our integration journey and the savings we realize and have

the
necessary buffer to also phase in the reduction of our tax

rate.

So, in a sense, nothing really changes but we do

indeed expect also the underlying profitability to

improve,
and therefore potentially giving us more flexibility. But this is something that we will focus in exactly

12
months' time and we will communicate our

plans for 2025.
Jeremy Sigee, BNP Paribas Exane
That's great. Thanks very much.

Andrew Coombs, Citigroup
Good morning. Thank you for taking my

questions. So, the first one would just

be going back to some of the
math that Kian outlined at the start.

I'm just trying to understand your decision-making

process. So, if you
look at slide 20, I think you said the 9% revenue to

RWA post-Basel IV.

So, you're suggesting exit run rate
$46 billion of revenues, 70% cost income, $32 billion

of costs and that's a couple of billion below the

full
year 2026 consensus revenues and full year 2026 costs,

appreciate we’re comparing exit versus full year
there. But with that in mind, could you elaborate

on where you've identified the additional cost opportunities given that you previously said $10 billion, you're now

at $13 billion and you're on the tape of saying we are
sacrificing some topline growth in order to enhance returns.

So also, where you've made the decision to
perhaps come out of some product areas where there was a revenue opportunity?

That's the first question.
Second question is on capital return. Again,

trying to run the numbers, $510 billion

RWAs, 14% core Tier 1.
You need to be, on that basis, $71.5 billion in core Tier 1 capital. You're at $78 billion today. So, already a lot of excess capital there, then there's the retained earnings

coming through. So, just trying to understand. Are
there any other moving parts aside from that amortization

in the FINMA waiver between tangible equity

and
core Tier 1 capital over the next three to four years?

Thank you.
Sergio P.

Ermotti
So, I'll let Todd take the questions and only noting that you may have got the revenues wrong, but you may address this issue.
Todd

Tuckner
Okay. Yes.

So, Andy, hey.

I will just go on the cost side because I think

I addressed the revenue side anyway in
response to Kian. I would – I'd also – it's also important

to point out just quickly on that slide that

as we say in
there, it's pre-impact from the Basel III final and model update so that, you know, also will impact on the
return of RWA.
In terms of the additional cost opportunities

that we found, as you asked, I mean, first,

I would say we're just
confirming what we said last year about

greater than $10 billion and saying we had to go do the

work to
validate all the details. And so, you know, the $13 billion that we've come out with, neither Sergio nor I think
that that's, you know, going further. It was for us always the neighborhood of where, you know, we thought the plan – the detailed bottom-up plans would get

us. And ultimately, when we were communicating greater
than $10 billion, you know, that was an informed estimate of course because we had done a fair bit of work.
But of course, all the work that we've

done over the last three months validating that, you

know, that
number. So, that's sort of the first thing is just important to emphasize that it's not as if we've gone deeper.
But in terms – so on that basis, I would just say

that the $13 billion remains for us on a gross basis,

critical.
You know,

we said half is going to be personnel

related. Half is – the other half will be consisting comprised of things like mainly tech but also real estate, also

third party costs. So, again, it's a validation of what

we've
done and also as I highlighted going through the trajectories,

giving you a sense of when we think these

will
head through.
And just quickly on the – you asked about, you

know, sacrificing topline growth. I think the point that both
Sergio and I have made is just of course when

you do a financial resource optimization work, and

we've done
this before, you know, naturally to reduce the balance sheet means at times, well,

you know, you're going to
be sacrificing revenues as assets come down. And

so, you know, it all comes down to the accretion of return
on CET1 ultimately and how we think about

this in terms of trade-offs. So, that's how I would respond to that.
And then I think you were saying any other differences, if I took your point on CET1 and tangible equity. Was
that the point that you were making the differences, I think you were saying, Andy.

Andrew Coombs, Citigroup
It's exactly that. Just trying to get with the

capital build. Thank you.
Todd

Tuckner
Yes. Well, I was just pointing out in terms of convergence, as I highlighted, you know, historically one of the big differentiators between CET1, which we think, by the

way, is the right is the right model anyway because
that's the basis for being able to buy back shares

and pay dividends, so we think, you know, measuring return
on CET1 capital is right. But we know there's always

interest in that CET1 versus TE. So, what I was

just
suggesting was that our – as our tax loss DTAs, which were one of the big differentiators, are amortizing down and being converted into temp difference DTAs which are CET1 accretive, that that becomes much less
of a delta and therefore, you know, signals a move towards convergence.
Sergio P.

Ermotti
Yeah, Maybe let me just add quickly to your comment on driving optimization of the balance sheet and
return on risk-weighted assets. You mentioned if we are planning to exit products, I have to say that, you
know, never say never because in the next two or three years, you never know how developments work out.
But at this stage, everything that we don’t

deem as a product that we want to have is part

of non-core. So,
it's all about repricing the existing core relationships and businesses.

It's not about exiting businesses. I mean,
I'm talking about meaningful businesses, of

course, right? So, I don't expect – it's

really and that's the reason
why it's not an immediate effect because we have to

manage the relationship. We have to manage the
discussion with clients in a way that they understand

risk-reward for us, for them. They understand the value
of the advice we give to clients, the services and

products we give. We also have to make sure that, you
know, where applicable, we stop having discounts. And so, this is over time, of course, is going to help to
close the gap.
Andrew Coombs, Citigroup
That's great. Perhaps I could just follow-up on the opening

remark, I think you said my revenue calculation
was wrong on slide 20. The $510 billion I think

is post-Basel IV and in the footnote you said

9% post-Basel IV
finalization model update. So, should we be taking

$510 billion times the 9% or $510 billion

times the 10%
on the slide? Just to be clear.
Todd

Tuckner
Well, it would be $510 billion times the 9% since that

would be the return inclusive of the – so that's

apples
and apples.
Andrew Coombs, Citigroup
Brilliant. Thank you.
Anke Reingen, RBC
Yeah. Sorry.

Hopefully that works. If you can talk about

the path from the 15% to the 18% in 2028 return
on core Tier 1 capital. Given you had 15% to

18% before, so how conservative is the timing as

well as the
18% compared to your previous range and how much

is at self-help versus market? And the second

question
is a Q4 question. Your net fee generating assets were negative in Q4. If you can maybe elaborate a bit on
what's been driving this? Thank you.

Sergio P.

Ermotti
Anke, I'll take this one. I think – and you take

the second, Todd. I guess on the exit rate, we are trying to model what the potential will be and I outline

that we can definitely converge back into a

level of value
creation that is in the middle range since maybe it's

also appropriate to remember that if we wanted to really
reiterate the old story, we would have talked about 15% to 18%., and what we are saying is that we believe
the exit rate is 18%. So, I believe that the combined

story over time will deliver a better, more stable, less
volatile returns and those returns will be in

the mid of that range between, you know, from above 15%,
around 18%.
So, I would say that's the nuances of the changes

are the one I just mentioned. So, we are not talking about
15% to 18%. I believe that we are well-positioned

to be sustainably in the high teens going forward. I don't
think there is a level of being conservative five years

ahead. We need to really work out the execution of

the
phase and understand what is the potential,

and over time we will fine tune short-term

ambitions.
Todd

Tuckner
And Anke, on the net new fee generating assets

in the quarters, you mentioned they were negative.

Just to
unpack that a bit. We saw good NNFGA on the

UBS platform. What you see a bit is more the Credit Suisse
dynamic in terms of mandates on the Credit Suisse

platform and in the fact that there was a net

outflow of
mandates that also could be as well from relationship

managers who have left. We are countering that by
virtue of having now have an aligned CIO

view and aligned solutions and offerings that we're bringing out to
both – on both platforms. So, we expect going

forward that, you know, the CS mandates that perhaps we
were seeing a bit less of than ideal. We should be able

to stem that issue a bit going forward from an NNFGA
perspective.
Anke Reingen, RBC
Thank you.
Alastair Ryan, Bank of America
Yeah. Okay.

Apologies. Technology is not my specialty. $100 billion net new assets in 2024 and 2025 but that feels like about dividends and interest given the

shape of the balance sheet you provide in the slides.

So,
could you just talk – just expand a little bit on

what else the underlying outflows

assumptions you're making
perhaps on some of the relationships you took over

with Credit Suisse whether that's case? And secondly,
cash, now 18% of the balance sheet. Very, very high liquidity coverage ratio. Is that something that's just the
new run rate or can you bring that down as

you complete the complex legal entity

restructuring? Thank you.
Todd

Tuckner
Hey, Alastair,

I'll take those. So, on your first on net

new assets, you know, the $100 billion over the next two
years just reflects the fact that, you know, to the point that I think we've been making that while we're going
to continue to grow the asset base, I mean, $100

billion is still $100 billion over the next – each

of the next
two years, $200 billion by the end of 2025

and that's a focus of the team. In terms

of where we think, you
know, the appropriate ambition would be, normally when we're just in growth – full growth mode and not
looking to also ensure that, you know, appropriate hygiene on the balance sheet,

that's reflecting that
discount in there a bit. We still think it's a strong number. It's still growing the asset base. It's still providing a basis to grow our revenues, as I highlighted in my comments,

but it is reflecting the fact that in addition to
growing client relationships and bringing more and more aligned products and solutions to our clients, there
are going to be situations, as we both highlighted,

where, you know, perhaps we see potential outflows
because of decisions we've made around given service

for example, trying to a price alone, potentially
unsuccessfully, and then seeing that roll off and then potentially the collateral moving out of the bank as a
result. So, it's just appropriate to price in some of that

as we do this, you know, good and necessary work to
ensure ultimately stronger return on RWA and sustainably higher returns in the long run.

In terms of cash or the HQLA that we have,

yeah, you could assume going forward that that

is structurally our
run rate for now just given the new Swiss

liquidity ordinance requirements that we're complying with. So, you can assume that that's right. Naturally, we're focusing on, you know, winning back deposits and continuing diversified sources of funding, not least given the

structural funding gap we've inherited from the

Credit
Suisse subsidiary in Switzerland. So, you know, we're taking steps in our funding plan to narrow that. But in
the end, you can assume that for now, that level of liquidity is sort of run rate level.
Alastair Ryan, Bank of America
Thank you.
Giulia Miotto, Morgan Stanley
Hi. Good morning. You hear me well? Okay, perfect. So, my first question goes to GWM Americas. I think the target is low teens until 2026 and then up to

mid-teens PBT margin. So, what strategic

options are you taking
to structurally lift profitability in this division? I think

I heard this – rebuilding the banking platform in-house,
but if you can give us more color on that. So that's

my first longer-term question. Whereas on the short term,
in terms of transaction margins, those are being

subdued for a while and especially in Asia.

What evidence
are you seeing or are you seeing any evidence of that coming back? Thank you.
Todd

Tuckner
Yeah. Hi, Giulia. So, on – in terms of the sorts of investments we're making, as you mentioned,

you know, we
think the core banking infrastructure work is critical because that effectively institutionalizes clients much
more effectively in doing that. The more that you have a broader suite of products and capabilities to offer
clients, the more in effect it becomes, you know, they become stickier. The clients and the advisors just become stickier. We know that playbook. We run that playbook in every part of the world outside the US.
And so, it's something that for us is quite fundamental.

And so, we're going to continue to do that and
continue to invest in digital capabilities to

make being both a client and an advisor

of the US business of
GWM better.
There are also some other things that we're doing to bring that profit margin up. Sergio mentioned in his
comments. A lot of it's also about products and capabilities and we're seeing that start to hit through. And
that's just in terms of, again, borrowing a page from the playbook that we use outside the US, it's the global
markets approach. So, it's having a more joint GWM-Investment

Bank approach to serving clients from a
transactional perspective, especially clients

with more sophisticated needs, also from a lending perspective as
well, having more of a focus on lending solutions

as we've done outside the US as well. So,

I think doing all
that is where we think, you know, just doing the sort of good blocking and tackling will, you know, should
support the profit margin in mid-teens over the next two

to three years.
In terms of transaction margins in APAC, yeah, I think we are seeing – we actually saw some good
performance in the fourth quarter from a TRX perspective,

in particular on the UBS platform, which

is
encouraging. So, we're – and also in APAC. Again, given just our diversification in the region, we're not just
limited to, you know, one location potentially underperforming from an equity markets perspective, and we
actually saw a good performance in the region. In particular, we saw good performance in transactions in
Japan this quarter. And so, you know, we have the good, diversified approach to ensure that even if one – as
I said, one particular part of the region isn't generating

the sorts of margins that are ideal for us that we're
able to compensate.
Giulia Miotto, Morgan Stanley
Thanks.

Stefan Stalmann, Autonomous
Yes. Good morning, everyone. Thanks for the presentation and for taking my questions.

I hope you can hear
me well. I wanted to first ask on the share buyback restart

this year. I was a bit surprised that you make this
link between the legal entity merger of

the parent banks and the ability to restart the share buyback. Do you
see actually a direct link there between Group payout capacity and what happens to the parent bank merger
or is it just a short form for you to say if the

merger works, that's a good indication

that the integration is
online, and that's why I can go back to share buybacks?
And the second question is on capital requirements. You have obviously presented the plan very much on the
basis of the rules as they currently stand, but we

also have an upcoming review by the government

and we
don't know how that looks like. On a confidence

scale of 1 to 10, where do you think the outcome

will be?
Do you think your numbers will still be proven fine

after this review or do you think it could change?

Thank
you.
Sergio P.

Ermotti
Thank you, Stefan. I think the link between

share buyback and the parent bank merger and the underlying

US
operation and later on, the Swiss one, it's

very relevant because if we have a delay, our ability to start to deliver on the cost synergies will come just later. And therefore, we would lose capital buffers that we believe
is necessary. So, I think it's totally there is no gaming or nothing. It's just prudent reasonable way to look at
the two major risks associated with such an

integration is regulatory approvals to execute legal entity
mergers. We are talking about 50-plus countries. Okay?

And the second one is IT migration. This

is probably
more the 2024 into 2025 as we start to migrate.

So, if we don't get into a good place with our

parent
company merger by the end of the second quarter, we have a delayed effect which has to be reflected in our
prudence in terms of how we accrue capital.

So, I hope this is very clear now.
In terms of capital requirements, yeah, well, I mean, I can

only say, you know,

watch and listen to what has
been said publicly by different international and domestic

experts around the topic of capital and why Credit
Suisse failed. Credit Suisse didn't fail because of lack

of capital or lack of liquidity per se but it failed

because,
you know, partially,

I would say the loss of trust and confidence,

the lack of underlying profitability and that
created a self-fulfilling problem. I think if you look at regulation, you know, the regulation was well applied
and fully functioning for UBS. So, the same

regulation should have worked for Credit Suisse.
I do think that – I'm pretty convinced that any authorities

and governments, before taking actions

on capital,
they will also have to sit down and look at

what happened, like the commission that

is investigating on the
matter is doing, and everybody will have to

pose and think about what they could

have done better, being a
little bit more self-critical about what happened. So,

I believe the current regime and no experts is saying that
more capital is necessary. So, I'm not going to give you an answer on my rating of confidence because there
is only downside on that, but I can only tell you

that facts are telling us a crystal clear story that

capital is not
the way to manage such a situation.
Stefan Stalmann, Autonomous
Very clear.

Thank you very much.

Adam Terelak, Mediobanca
Morning. Thank you for the questions.

I've got three on capital, one of which is a clarification.

I wanted to dig
into slide 36, the $15 billion of balance sheet

optimization. Clearly, it's talking about net of gross as well. So, can we get a feeling for what the underlying

moving parts are because it's clearly going

in different directions
and whether there's any kind of regulatory securitization type benefit to think about, say non-revenue costing
RWA efficiencies to think about on the forward look. And then linked to that, clearly the lower RWA outlook
has created lots of flexibility in your plan, but how

do you guys think about redeploying your balance

sheet if
there are profitable growth opportunities particularly given that your stock is trading above tangible book or
CET1?
And then just a clarification. On the AT1 buildout, it says increasing to 18% by

2029 but I think you
referenced 2026 as well in terms of that Tier

1 capital requirement. So, if you just give us color on the

AT1
buildout timeline would be very helpful. Thank

you.
Todd

Tuckner
So, let me – thanks for that, Adam. Let me

just cover. The last one is 2029 because that's, you know, that is how we've modeled and also just given the

way our expectations are on the Too Big To

Fail requirements
coming in impacting on going concern

capital out until 2030. So, that is the correct read. In terms of the first
question on slide 36, so the $510 billion effectively

where we think we get to, of course, is net of growth. So,
there is a growth that is priced in. So, the fact that we

have, say, balance sheet optimization in the core
businesses, we say net of growth. So, these are trade-offs that we're making and look, we've done this
before and it's, you know, taking the balance sheet in areas where there are opportunities to generate greater returns on RWA. That's the work that we're doing, and obviously where there are opportunities to
grow especially to start to begin to harvest the combination and the scale that we have. Clearly, that will be
the case.
Sergio P.

Ermotti
Yeah, I guess a 5% return on risk-weighted assets is not acceptable, right? So, I think that's the reason I'm
saying it makes no sense for us to try

to overly impress anybody with growth on the top line if this is just
destroying value or not sustainable. So, we are willing to take a step back in terms of growth. But still in some
areas, are we going to grow? Now, It's very important to understand the restructuring element up until the
end of 2026. Afterwards, we will grow. Of course, we will grow. So, we are not a restructuring story. We will grow again because our business will grow but from a base that

I believe is going to be much more reliable
and sustainable.
Adam Terelak, Mediobanca
Could I have a follow-up in terms of what

volume of RWA are sitting below kind of your aspiration in terms of RoRWA? Just trying to size the opportunity in terms

of recycling your risk weights into high growth.
Sergio P.

Ermotti
Well, you look at the balance sheet of Credit Suisse that

we onboarded has revenues on risk-weighted assets
of 5% on average in 2022. Now, we are already taking actions but this is the volume you have to think
about. So, we were perfectly happy with the return

profiles of our Wealth Management and IB and Swiss
bank operation. So, we need to now bring

it back. And I think it is very important

that, you know, it's all
about giving clear directions to our people. Our new

colleagues from Credit Suisse fully understand that they
are now following what they believe also is the best

way to create value for clients – for shareholders, but
also for clients because we want to be predictable.

We want to be a partner that is there and where the
relationship allows us to tell what are our expectations

and what is the client expectations, and that

we'll
need to be addressed and we now have a clear, aligned way of looking at how to develop and grow the
business.

Adam Terelak, Mediobanca
Right. Thank you very much.
Benjamin Goy, Deutsche Bank
Yes. Hi. Good morning. Two

questions, please, one on the Global Wealth Management

and one on
Investment Bank. If you can add a bit more color

on the $100 billion net new asset run rate

that should rise to
$200 billion per year by 2028. So, just wondering

how much is reduced impact from business exits or kind

of
risk appetite, financial advisor leaving, and

then how much is, say, acceleration of the platform of a unified platform? And then secondly, sounds like the Credit Suisse bankers you onboarded, pretty low revenues so far. It's picking up the next one to two years. I was just wondering because you mentioned for the markets
position that it will be transferred end of Q1, but

you also feel that in sales and trading, the

Credit Suisse
colleagues you onboarded have been underearning

and whether they could see an acceleration

this year.
Thank you.
Todd

Tuckner
Hi, Ben. So, in terms of the run rate of net

new assets from $100 billion, I would say as Sergio

just highlighted
in response to the last question, you know, we for sure will grow. And once we feel like the balance sheet is
in a better spot, we think that that will build

quickly in terms of, you know, us focusing on growth. So, the bridge to $200 billion, while we're not disclosing specifically what we think the numbers are, you can expect
that, you know, certainly in 2026 we should start to see that come up pretty significantly and then build to
$200 billion by 2028. So, I would say it's

not necessarily just, you know, linear straight line. We should see a bit of an acceleration early on in 2026, but

I think there's some hard yards that we have modeled in to get to the $200 billion in the latter part of

that five-year cycle.
In terms of IB productivity on the markets side, I mean,

one of the key points that I highlighted

was, you
know, actually onboarding on the markets side, fully onboarding not only the traders but their positions,
which is now – it's been 4Q but really it's an intense piece of work in 1Q where we expect the majority of the
positions to then be onboarded on UBS infrastructure.

Once that happens, you know, we think that the
markets personnel should be able to start

generating, you know, appropriate revenues. Yes, there's a ramp, but it's not the same as in on the banking

side where that productivity is going to take a longer

ramp as you
might appreciate it, but we should see and we expect

that we'll see better productivity pretty quickly once the
positions are onboarded on to the UBS infrastructure.
Benjamin Goy, Deutsche Bank
Understood. Thank you.
Tom

Hallett, KBW
Morning. Yeah. Hi, guys. So, most of my questions have been answered, but just maybe going back to NII.
You say it will grow again in the second half of the planning period. Am I right in just assuming that's the
second half of 2025? So, i.e., kind of NII should

decline three to early 2025? And then secondly, you know,
one of your peers in the US said that deposit

mix changes were kind of ending. Is that what

you're seeing as
well? And could you maybe just clarify the

wider international business, what's

going on with deposit mix
changes there or what you expect going forward? Thanks.

Todd

Tuckner
Sure. Hey, Tom.

So, in terms of NII, yeah, we see the

recovery coming from more mid 2025. So that's correct,
that's the right read. So, you know, again, just given how we're pricing in rate reductions,

you know,
whether they come, I think as you know

the different views. But whether they come over 12 months

or 18
months, we're running our models, but we definitely

have rate reductions before we see stability, you know,
into 2025 for sure. And then that stability then corresponds as well with what we think would be a pick-up

in
loan volumes and loan revenues overall on top of,

of course, the funding efficiencies that I talked about

at
length during my comments that really start to accelerate

the recovery in NII in the latter part of the or the
second half effectively of the three-year planning cycle.
In terms of deposit mix effects, absolutely. We've seen a tapering in the US. We started seeing even last quarter, even in 3Q, we're seeing that continue to taper. Still seeing a little bit of that, though, where there's spillover and higher rates in some of the non-US

dollar currencies in particular in Switzerland. So,

we're still
seeing a bit of deposit mix shifts, but we sort

of price them more or less out of our outlook, you know, once we get beyond 1Q. And in terms of

how that looks across I think the US, we're now – we've seen stability first time since 4Q 2021 that we've had net

deposit inflows so that's good. In APAC, we've actually seen some good deposit inflows also not least

just given win-back. So, there's that impact as well.

And in
Switzerland, we're seeing a bit of a slightly downward move

in terms of deposit inflows. So, just to give

you a
sense of sort of the deposit volume as

I see it across the spectrum.
Tom

Hallett, KBW
That's very clear. Thank you.
Andrew Lim, Société Génerale
Fantastic. Thanks for taking my questions.

So, the first one, on capital. I'm really trying to

square your RWA
guidance with how you feel about buybacks.

So, looking at that equation, you know, that $510 billion on
RWAs, obviously quite low versus consensus. But if you

take consensus capital of, say, $80 billion, $81 billion,
then you are looking at about 15.8% CET1 ratio.

So, we even get to the conclusion that your

buyback
potential is quite a lot higher than what you've

indicated or maybe your expectation

for CET1 capital is maybe
materially lower than $81 billion. So, I just

wanted to see how you feel about that.
And then the second question is on the NII guidance

that you've given. Obviously, we've drill down into the
deposit mix shift there. But you’ve noted that

one of your competitors are also one of the big

drivers there
has been deleveraging of Lombard loans and I wanted

to see if that was actually a big driver for

yourselves as
well and how this has impacted your thoughts

on NII for this year and going forward?
Todd

Tuckner
Yeah. Thanks. Thanks for that, Andrew. So, I'll take – on the second one, no, we're not seeing – I mean, we've had some deleveraging that we've

highlighted in prior quarters but we're not seeing

that as a major
factor in our guidance at this point other than

around the impacts from the resource optimization that I've
highlighted. But in particular around Lombard deleveraging,

we're not pricing that to any significant degree
into our guidance. And I was just trying to pick

up on your first point where you were, sorry, you were trying to square if – where the RWA levels are in terms of how that informs the way you want to think about share
buybacks? I just want to understand your

point if you can repeat them.

Andrew Lim, Société Générale
Yes. So, let’s say we’re taking that consensus of $81 billion CET1 capital, you’ve indicated

$510 billion on
RWA. So, that would be 15.9% CET1 ratio. So, actually

it is quite a lot of buffer, maybe $5 billion or so above
$5.5 billion buybacks that you might be pointing

towards for 2026. So, you know, there’s either a lot more
capacity for you to actually push up your buybacks

there or maybe you’re thinking that CET1 capital might

be
a bit lower than what consensus think. So,

I just want to see what you think about it.
Todd

Tuckner
Yeah, I think – okay.

Clear. So, yeah, I think in terms of your CET1 capital calculations, I'm not sure that squares with how we model under one baseline scenario.

But I think it's fair to say that, you know, if we
generate as we go out to 2026, the extent to

which we're able to generate the returns that

we expect to
generate at the end of 2026, that there will be sufficient

capacity, as Sergio said, to be able to undertake as
much share buybacks as we had, in fact, more so than pre-acquisition levels. So, I think, you know, I won't
comment specifically on whether your CET1 number

is the same number we consider under

one scenario but
I think it's fair to say that there is share buyback capacity naturally if we hit these targets that we've set

out.
Andrew Lim, Société Générale
Great. Thanks.
Nicolas Payen, Kepler Chevreux
Yes. Morning. I have two questions, please. Two on Wealth Management. The first one would be on your pre-tax profit margin targets in the US. You're targeting mid-teens by 2026 and still significantly below what your US peers are doing. So, I wanted to know what

kind of levers you can pull through to have this
convergence towards the profitability levels that we are seeing of the US peers. And the second one will

be
on the net inflow that you are targeting. Is there any geographies where you see the most potential or where
you are the most excited about where you – where the CS merger is bringing new capabilities and new
outlook? Thank you.
Todd

Tuckner
Yeah. Thanks, Nicolas. So, on the – look, on the pre-tax profit, you know, as we've laid out, I think Sergio in his prepared comments and mine in response to a question earlier, you know, we're building back to mid-
teens through the work that we've described, which

we think is quite important at that point

in time, getting
to what we think is an appropriate level given, you know, where we are now. Then at that stage, we have, you know, options to consider beyond that to narrow the gap further, and that's certainly the plan. So, you know, it's a little bit of walk before we run and we wanted to just be clear that we, you know, the things that
we think that need to happen in the US business

that we’re going to do over the next three years will set

us
up for success and being able to sort of then,

at that stage, drive greater returns and narrow the gap

further
beyond 2026.
In terms of the geographies in GWM that

we're excited about, I mean, just off the top, and I've talked about
this before, but certainly places where we become really meaningful,

we're excited about many places that
the CS integration brings to bear on Wealth. But, you

know, when it comes to minor places where,
meaningfully, change is what we had in the particular region just given maybe a focus on different client
segments, maybe we exited. So, two examples

come to mind would be Brazil, more on

the former in terms of
the client segment we focused on. Another

is Australia where we exited, again more of an affluent practice that we had many years ago, and we have

an opportunity now to inherit a business

in Australia aligned, by
the way, with the IB in Australia which is quite exciting. And that business is more, you know, the high net worth and the ultra that is our bread and butter. So, two examples where, and for different reasons of what excites us in terms of the acquisition.

Nicolas Payen, Kepler Chevreux
Thank you.
Piers Brown, HSBC
Yeah. Good morning. Most of my questions have been answered, but maybe just a final one on litigation.
Just whether there's anything in the plan for

a sort of a business as usual normalized charge

for litigation. I
know you've taken a lot of adjustments on CS acquisition

and you've gotten the $4 billion of balance

sheet
reserves at this stage, but having had a good chance

to look at the case book at this point.

Is there anything
in there which you think might still burden the P&L over the course of the targets that you’ve laid out this
morning? Thanks.
Todd

Tuckner
Hey, Piers. Thanks for the question. Yeah, I mean, just refer you to the litigation note which, you know, gives both the UBS heritage and Credit Suisse heritage

legacies there, say that's the best bet. Otherwise,

I’ll just tell
you that our provision levels are augmented by the PPA that I described in August. We're comfortable with the levels we're at just given the – where those matters

sit, but that's, you know, all I would comment in
terms of litigation at this stage.
Sergio P.

Ermotti
I won't abuse of your patience. You have been with us, thank you, for 2 hours-plus.

Thanks for the questions.
Thanks for attending. I hope you got enough

information. But most importantly, if you have any further
needs or any further questions, please reach out to Sarah's

team, IR, or I'm sure between myself and Todd,
we'll have a chance to catch-up with many

of you in the next few weeks.
Thank you for attending and enjoy the rest of

the day. Thank you.

Cautionary statement regarding forward-looking

statements
This transcript contains statements that

constitute “forward-looking statements,” including but not

limited to management’s outlook for

UBS’s financial
performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and

other social objectives. While these forward-looking statements represent UBS’s judgments, expectations
and objectives concerning the matters

described, a number of risks, uncertainties

and other important factors could cause

actual developments and results
to differ materially from

UBS’s expectations. In particular,

terrorist activity and conflicts in

the Middle East, as well as

the continuing Russia–Ukraine war,
may have significant impacts on global markets,

exacerbate global inflationary pressures, and slow

global growth. In addition, the ongoing conflicts may
continue to cause significant population displacement, and lead to shortages of vital commodities, including energy shortages and food insecurity outside
the areas

immediately involved

in armed

conflict. Governmental

responses to

the armed

conflicts, including,

with

respect to

the Russia–Ukraine

war,
coordinated successive sets of sanctions

on Russia and Belarus, and

Russian and Belarusian entities and nationals,

and the uncertainty as

to whether the
ongoing conflicts will

widen and intensify, may continue

to have significant

adverse effects on

the market and

macroeconomic conditions, including

in ways
that cannot be anticipated.

UBS’s acquisition of the Credit

Suisse Group has materially

changed our outlook and strategic

direction and introduced new
operational challenges. The integration of the Credit

Suisse entities into the UBS structure

is expected to take between three

and five years and presents
significant risks,

including the risks that UBS Group AG may be unable to achieve the cost reductions and other benefits contemplated by the transaction.
This creates significantly greater uncertainty about

forward-looking statements. Other factors that may affect

our performance and ability to achieve

our
plans, outlook and

other objectives also

include, but are

not limited to:

(i) the

degree to

which UBS

is successful in

the execution of

its strategic plans,
including its cost reduction and efficiency initiatives

and its ability to manage its levels

of risk-weighted assets (RWA) and leverage

ratio denominator (LRD),
liquidity coverage ratio

and other financial resources, including

changes in RWA assets and

liabilities arising from higher

market volatility and the

size of the
combined Group;

(ii) the

degree to

which UBS

is successful

in implementing

changes to

its businesses

to meet

changing market,

regulatory and

other
conditions, including

as

a result

of

the acquisition

of the

Credit Suisse

Group; (iii)

increased inflation

and interest

rate volatility

in major

markets; (iv)
developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices
or liquidity, credit spreads,

currency exchange rates,

deterioration or

slow recovery in

residential and

commercial real estate

markets, the

effects of economic
conditions, including increasing inflationary

pressures, market developments, increasing

geopolitical tensions, and changes

to national trade policies on

the
financial position or creditworthiness of UBS’s clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in

UBS’s credit spreads and credit ratings

of UBS, Credit Suisse, sovereign issuers, structured

credit
products or

credit-related exposures,

as well

as availability

and cost

of funding

to meet

requirements for

debt eligible

for total

loss-absorbing capacity
(TLAC), in particular in light of the

acquisition of the Credit Suisse Group; (vi) changes

in central bank policies or the implementation

of financial legislation
and regulation

in Switzerland, the

US, the

UK, the

EU and

other financial centers

that have

imposed, or

resulted in,

or may

do so

in the

future, more
stringent or

entity-specific capital,

TLAC, leverage

ratio, net

stable funding

ratio, liquidity

and funding

requirements, heightened

operational resilience
requirements, incremental tax requirements,

additional levies, limitations on permitted activities,

constraints on remuneration, constraints on

transfers of
capital and

liquidity and

sharing of operational

costs across the

Group or other

measures, and the

effect these will

or would

have on

UBS’s business

activities;
(vii) UBS’s ability to successfully

implement resolvability and related regulatory requirements

and the potential need to make

further changes to the legal
structure or booking model of

UBS in response to

legal and regulatory requirements and

any additional requirements due to

its acquisition of the Credit
Suisse Group, or other developments; (viii) UBS’s ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in current geopolitical turmoil;

(ix)

the

uncertainty arising

from

domestic stresses

in

certain major

economies; (x)

changes in

UBS’s competitive

position,

including

whether
differences in

regulatory capital

and other

requirements among

the major

financial centers

adversely affect

UBS’s ability

to compete

in certain

lines of
business; (xi)

changes in

the standards

of conduct

applicable to

our businesses

that may

result from

new regulations

or new

enforcement of

existing
standards, including

measures to

impose new

and enhanced

duties when

interacting with

customers and

in the

execution and

handling of

customer
transactions; (xii) the liability to which

UBS may be exposed, or possible constraints

or sanctions that regulatory authorities might impose on

UBS, due to
litigation, contractual

claims and

regulatory investigations,

including the

potential for

disqualification from

certain businesses,

potentially large

fines or
monetary penalties,

or the

loss of

licenses or

privileges as

a result

of regulatory

or other

governmental sanctions, as

well as

the effect

that litigation,
regulatory and similar matters have

on the operational risk component of

our RWA, including as

a result of its

acquisition of the Credit

Suisse Group, as
well as the amount of capital

available for return to shareholders;

(xiii) the effects on UBS’s business,

in particular cross-border banking, of

sanctions, tax or
regulatory developments

and of possible

changes in UBS’s

policies and practices;

(xiv) UBS’s ability

to retain and

attract the employees

necessary to generate
revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or
policies, and determinations

or interpretations affecting the

recognition of gain or

loss, the valuation

of goodwill, the recognition

of deferred tax assets

and
other matters; (xvi)

UBS’s ability to

implement new

technologies and

business methods,

including digital services

and technologies,

and ability to

successfully
compete with

both existing

and new

financial service

providers, some

of which

may not be

regulated to

the same

extent; (xvii)

limitations on

the effectiveness
of UBS’s

internal processes

for risk

management, risk

control, measurement

and modeling,

and of

financial models

generally; (xviii)

the occurrence

of
operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is
increased with cyberattack threats from

both nation states and non-nation-state

actors targeting financial institutions;

(xix) restrictions on the ability

of UBS
Group AG to

make payments

or distributions,

including due

to restrictions

on the ability

of its

subsidiaries to

make loans or

distributions, directly

or indirectly,
or, in the case of financial difficulties, due to

the exercise by FINMA or the

regulators of UBS’s operations

in other countries of their

broad statutory powers
in relation

to protective

measures, restructuring

and liquidation

proceedings; (xx)

the degree

to which

changes in

regulation, capital

or legal

structure,
financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the evolving nature
of underlying science and industry and the possibility

of conflict between different governmental standards

and regulatory regimes; (xxii) the ability of UBS
to access capital

markets; (xxiii) the ability

of UBS to

successfully recover from

a disaster or

other business continuity problem

due to a

hurricane, flood,
earthquake, terrorist attack, war, conflict (e.g., the Russia–Ukraine war),

pandemic, security breach, cyberattack,

power loss, telecommunications failure

or
other natural or man-made event,

including the ability to function

remotely during long-term disruptions such

as the COVID-19 (coronavirus)

pandemic;
(xxiv) the level of success in the absorption of Credit Suisse, in the integration of the two groups and their businesses, and in the execution of the planned strategy regarding cost reduction

and divestment of

any non-core assets,

the existing assets

and liabilities of

Credit Suisse, the level

of resulting impairments
and write-downs, the effect of the

consummation of the integration

on the operational results, share price

and credit rating of UBS – delays,

difficulties, or
failure in closing the transaction may cause market disruption and challenges for UBS to maintain business, contractual and operational relationships; and
(xxv) the effect that

these or other

factors or unanticipated

events, including media

reports and speculations,

may have on

our reputation and

the additional
consequences that

this may

have on

our business

and performance.

The sequence

in which

the factors

above are

presented is

not indicative

of their
likelihood of

occurrence or

the potential

magnitude of

their consequences. Our

business and

financial performance could

be affected

by other

factors
identified in

our past

and future

filings and

reports, including

those filed

with the

US Securities

and Exchange

Commission (the

SEC). More

detailed
information about those factors is set forth in documents

furnished by UBS and filings made by UBS with

the SEC, including the Risk Factors filed on Form
6-K with the 2Q23

UBS Group AG report

on 31 August 2023

and the Annual Report

on Form 20-F for

the year ended

31 December 2022.

UBS is not under
any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information,

future
events, or otherwise.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By:

/s/ Ella Campi

_
Name:

Ella Campi
Title:

Executive Director
UBS AG
By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By:

/s/ Ella Campi

_
Name:

Ella Campi
Title:

Executive Director
Credit Suisse AG
By:

/s/ Ulrich Körner

_____
Name:

Ulrich Körner
Title:

Chief Executive Officer
By:

/s/

Simon Grimwood

_
Name:

Simon Grimwood
Title:

Chief Financial Officer
Date:

February 7, 2024